NAUTILUS MARINE ACQUISITION CORP.
90 Kifissias Avenue
Maroussi 15125
Athens, Greece

July 13, 2011

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. H. Christopher Owings

Re:	Nautilus Marine Acquisition Corp. Registration Statement on Form F-1, as amended File No. 333-174634

Dear Mr. Owings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nautilus Marine Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00  p.m. on Thursday, July 14, 2011, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NAUTILUS MARINE ACQUISITION CORP.

By:	/s/ Prokopios Tsirigakis
Prokopios Tsirigakis
Co-Chief Executive Officer